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                              April 14, 2023

       Harold Dichter
       Deputy General Counsel
       Epic NewCo, Inc.
       2400 Market Street
       Philadelphia, Pennsylvania 19103

                                                        Re: Epic NewCo, Inc.
                                                            Draft Registration
Statement on Form 10-12B
                                                            Submitted March 17,
2023
                                                            CIK No. 0001967649

       Dear Harold Dichter:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form 10-12B

       Exhibit 99.1 Information Statement
       Cover Page, page i

   1. We note your disclosure here that you intend to apply to have NewCo's common stock listed on a
to-be-determined exchange. We also note your disclosure on pages 3-4 that
                                                        Aramark may waive any
of the conditions for closing, one of which is that "the shares of
                                                        NewCo common stock to
be distributed shall have been accepted for listing on [           ],
                                                        subject to official
notice of distribution." Please revise your cover page to clarify whether the spinoff is
contingent upon an exchange's approval of your listing application.
 Harold Dichter
FirstName   LastNameHarold Dichter
Epic NewCo,    Inc.
Comapany
April       NameEpic NewCo, Inc.
       14, 2023
April 214, 2023 Page 2
Page
FirstName LastName
Our Competitive Advantages, page 9

2. We note your representation here and on page 63 that the face-to-face interaction resulting from your service model "fosters trust and builds close relationships with our customers,"
         and these relationships in turn, support " attractive customer retention rates." Please revise your disclosure to provide support for your statement that your service model fosters trust and builds close relationships, or revise to characterize it as your belief.
         Additionally, please disclose the source(s) attributed to your statement that your service model also supports "attractive customer retention rates."
Information Statement Summary
Summary Historical and Unaudited Pro Forma Condensed Combined Financial Information, page 14

3. Reference is made to the balance sheet information on page 17. Please revise to include total liabilities.
The ultimate scale and scope of recurring outbreaks stemming from the COVID-19 pandemic . .
.., page 24

4. We note your disclosure here regarding the material impact of the COVID-19 pandemic on the results of operations and your financial condition. Please revise, to the extent practicable, to quantify the material impacts COVID-19 has had on the company's operations and financial condition. Alternatively, provide a cross-reference to a more detailed discussion of COVID-19's material impact on your business. If there is a determination that the distribution or certain related transactions are taxable for U.S.
federal income tax purposes . . ., page 34

5. Please revise here and on page 102 to clarify that the conditions that you receive a private letter ruling from the IRS and an opinion from outside counsel are waivable conditions.
Until the distribution occurs, the Aramark Board of Directors has sole and absolute discretion to change . . ., page 35

6. Please further revise to discuss the potential consequences to Aramark stockholders if the
         Aramark Board of Directors waives or materially amends the conditions of separation, or decides not to proceed with the separation.
Following the separation and distribution, certain of NewCo directors and employees may have actual or potential conflicts of interest . . ., page 36

7. You disclose that, after the separation and distribution, certain of your directors and executive officers may have actual or potential conflicts of interest. Please briefly describe these actual or potential conflicts of interest in an appropriate place in your registration statement.
 Harold Dichter
Epic NewCo, Inc.
April 14, 2023
Page 3
Dividend Policy, page 48

8. We note your indication that NewCo has not yet determined whether it expects to pay a regular dividend after the separation and distribution. Clarify when the Board will make such determination and, with a view to understanding the historical dividends paid by
         Aramark, revise to provide the information required by Item 201(c)(2) of Regulation S-
         K.
Notes to the Unaudited Pro Forma Condensed Combined Financial Information, page
56

9. We note that you intend to include recurring and ongoing costs to operate new functions required for a public company in management's adjustment. Please tell us how you considered Rule 11-02(a)(7)(i) of Regulation S-X in your determination that such costs have basis as management adjustments. To the extent that you determined such costs have basis, please include disclosure of the basis for and material limitations of each adjustment, including any material assumptions or uncertainties, an explanation of the method of the calculation, if material, and the estimated time frame for achieving the synergies and dis-synergies as required by Rule 11-02(a)(7)(ii)(D). Business
Financial Profile, page 58

10. Reference is made to your tabular presentation of Adjusted Revenue, Adjusted Operating
         Income, Adjusted Operating Income Margin, Adjusted EBITDA and Adjusted EBITDA
         Margin on page 59. Please revise to present the most directly comparable GAAP measures with equal or greater prominence. Refer to Item
10(e)(1)(i)(A) of Regulation S-
         K and Question 102.10 of the Non-GAAP Financial Measures Compliance and Disclosure
         Interpretations.
Competition, page 60

11. Please revise to provide disclosure regarding NewCo's competitive conditions that are material to an understanding of its business for each sector illustrated.
Management's Discussion and Analysis of Financial Condition and Results of Operation
Results of Operations Consolidated, page 72

12. Where you describe two or more factors that contributed to a material change in a financial statement line item between periods, please quantify, to the extent practicable, the incremental impact of each factor identified. For example, please quantify the impact that the growth within your existing rental customer base, increase in new business
FirstName LastNameHarold Dichter
       and pricing actions had on revenue. In addition, quantify the impact that higher sales
Comapany    NameEpic
       volume          NewCo,
                and higher energyInc.
                                   and labor costs had on cost of services.
Refer to Item 303(a) of
       Regulation   S-K.
April 14, 2023 Page 3
FirstName LastName
 Harold Dichter
FirstName   LastNameHarold Dichter
Epic NewCo,    Inc.
Comapany
April       NameEpic NewCo, Inc.
       14, 2023
April 414, 2023 Page 4
Page
FirstName LastName
Other Arrangements, page 100

13. We note that the descriptions of the various agreements between NewCo, Aramark and its subsidiaries do not specifically detail revenue sharing percentages, commissions, fees, costs, lump sum payments, etc. Please revise the description of each listed agreement to specifically detail the anticipated relationship between these related-parties following the
         Distribution. All revenue sharing, percentages, commissions, fees, costs, payments, dollar amounts involved between the related-parties should be specifically described and quantified, as applicable. Refer to Item 404 of Regulation S-K. Aramark Uniform Services Audited Combined Financial Statements
Note 10. Share-Based Compensation, page F-33

14. Please disclose the total fair value of Time-Based Restricted Stock Units vested during the year. Refer to ASC 718-10-50-2d.2
       You may contact Blaise Rhodes at (202) 551-3774 or Adam Phippen at (202) 551-3336 if
you have questions regarding comments on the financial statements and related matters. Please contact Rucha Pandit at (202) 551-6022 or Mara Ransom at (202) 551-3264 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services
cc:      Alison Z. Preiss